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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number: 3235-0123
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SEC FILE NUMBER
8- 52209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/01_____ AND ENDING _____12/31/01_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OBERLIN FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
209 North Main St., P.O. Box 998

(No. and Street)

Bryan	OH	43506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Hess   (419) 636-4001

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mira + Kolena, Ltd.

(Name — *if individual, state last, first, middle name*)

4841 Monroe St., Suite 350	Toledo	OH	43623
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, __Steve Hess_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Oberlin Financial Corp._____, as of __December 31_____, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Carol Hlavcak Farago
Notary Public, State of Ohio
My Commission Expires March 2, 2003

_____
Signature
Chief Financial Officer

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Oberlin Financial Corp.

Financial Statements
and Supplemental Information

Year Ended December 31, 2001

Table of Contents



MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oberlin Financial Corp.

We have audited the accompanying statement of financial condition of Oberlin Financial Corp. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oberlin Financial Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information as listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Toledo, Ohio
January 25, 2002

Oberlin Financial Corp.

Statement of Financial Condition

December 31, 2001

Assets

Current assets:

Cash and cash equivalents	$ 232,933
Federal income taxes refundable	3,100
Accounts receivable - clearing organizations	112,559
Prepaid expenses	48,231
Deferred federal income taxes	1,000
Total current assets	397,823

Other assets:

Deposits with clearing organizations	125,000
Investment	41,600
Deferred federal income taxes	1,000
Total other assets	167,600
Total assets	$ 565,423

Liabilities and Stockholder's Equity

Current liabilities:

Note payable	$ 14,795
Accounts payable	48,541
Commissions payable	42,214
Total current liabilities	105,550

Stockholder's equity:

Common stock, no par value; 400,000 shares authorized, 400 shares issued and outstanding	155,000
Paid-in capital	287,357
Retained earnings	17,516
Total stockholder's equity	459,873
Total liabilities and stockholder's equity	$ 565,423

Oberlin Financial Corp.

Statement of Operations

Year Ended December 31, 2001

Revenues:	
Commissions	$ 1,194,334
Investment advisory fees	96,123
Underwriting	46,000
Interest and dividends	67,099
Other income	14,764
Total revenues	1,418,320
Expenses:	
Management fees:	
Management and administrative	498,000
Technology	28,070
Rent	24,000
Postage	14,784
Utilities	12,911
	577,765
Commissions	503,209
Clearing charges	138,212
Professional fees	36,239
Regulatory fees	33,465
National conference	26,645
Insurance	25,555
Communication	12,019
Advertising	11,189
Web broker	10,080
Software	8,709
Travel	6,840
Recruiting	5,820
Meals and entertainment	1,369
Interest	736
Postage	-
Stock registration	(21)
Private placement fees	(2,223)
Miscellaneous	2,071
Total expenses	1,397,679
Income before income taxes	20,641
Provision for income taxes:	
Federal:	
Current	370
Deferred	1,600
State and local	4,899
	6,869
Net income	$ 13,772

See accompanying notes to financial statements.

Oberlin Financial Corp.

Statement of Cash Flows

Year Ended December 31, 2001

Cash flows from operating activities:

Net income	$ 13,772
Adjustments to reconcile net income to net cash	
flows used in operating activities:	
Deferred income taxes	1,600
Changes in assets and liabilities:	
Accounts receivable	(71,330)
Federal income taxes refundable	(3,100)
Prepaid expenses	10,705
Accounts payable	12,365
Commissions payable	42,214
Accrued income taxes	(2,900)
Net cash provided by operating activities	3,326

Cash flows from investing activities:

Clearing organization deposit	(25,000)
Net cash used in investing activities	(25,000)

Cash flows from financing activities:

Contribution of capital	7,459
Payments on note payable	(21,110)
Net cash used in financing activities	(13,651)
Net increase in cash and cash equivalents	(35,325)
Cash and cash equivalents at beginning of year	268,258
Cash and cash equivalents at end of year	$ 232,933

Supplemental cash flow disclosures:

Cash paid during the year for:	
Income taxes	$ 3,470
Interest	$ 736
Non-cash financing activities:	
Insurance premiums financed under short-term note payable	$ 26,303

Oberlin Financial Corp.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2001

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2000	$155,000	$279,898	$ 3,744	$438,642
Contribution to capital		7,459		7,459
Net income			13,772	13,772
Balance at December 31, 2001	$155,000	$287,357	$ 17,516	$459,873

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of Business and Ownership

Oberlin Financial Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and National Association of Securities Dealers. In addition, the Company is a registered investment adviser filed with the Securities and Exchange Commission. The Company does not hold customer securities as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company's customer base is located primarily in Ohio, Indiana, Michigan and Florida. The Company is a wholly-owned subsidiary of Oberlin Investments LLC, a holding company of financial services-related businesses.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used as a basis for these financial statements.

Investment

In 2000, the Company purchased shares in The NASDAQ Stock Market, Inc., a privately owned company. The investment is accounted for using the cost method.

Revenue Recognition

The clearing broker records customer securities transactions and the Company records the related commission revenue and expense and related clearing charges on a settlement date basis, which is not materially different than if on a trade date basis. Investment advisory fees are received quarterly but are recognized as revenue when earned.

Advertising Costs

The Company expenses advertising costs as they are incurred which amounted to $11,189 in 2001.

Cash Equivalents and Concentration of Credit Risk

For purposes of the statement of cash flows, the Company considers all highly liquid investment securities with three months or less to be cash equivalents. The Company maintains cash deposits in financial institutions which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk is the excess of the deposits reported by the banks over the amounts that would have been covered by federal insurance. The Company has not experienced any losses and believes it is not exposed to any significant credit risk related to cash deposits.

2. Clearing Arrangements

The Company has entered into fully-disclosed clearing arrangements with Bear, Stearns and Co., Inc. ("Bear Stearns") and the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing"), whereby customers accounts are cleared and carried by these clearing organizations. The agreements call for the Company to maintain deposit balances in accounts maintained by both Bear Stearns and Pershing. At December 31, 2001, the Company had $125,000 cash on deposit ($100,000 with Bear Stearns and $25,000 with Pershing) to satisfy these requirements and is included in deposits with clearing organizations in the balance sheet. The agreements remain in effect unless written notice of termination is provided by either party.

2. Clearing Arrangements - continued

The Company has agreed to indemnify these clearing organizations from damages or losses resulting from customer transactions. The Company is exposed to off balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company seeks to control the nonperformance by its customers by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

3. Note Payable

The Company financed certain annual insurance premiums totaling $26,303 under a note payable to a finance company. At December 31, 2001, the balance owed is $14,795 and is payable in monthly installments of $3,015 through May 2002, including interest at 7.5%.

4. Income Taxes

The federal income tax provision differs from the amount computed under the statutory rate due principally to certain expenses which are not deductible for federal income tax purposes. Deferred federal income taxes represent future income tax consequences of temporary differences measured at December 31, 2001. Temporary differences are those items that are recognized in different periods for income tax purposes than for financial reporting purposes. The net deferred tax assets in the accompanying statement of financial position includes temporary differences related to organization and start-up costs of $1,000 and affiliated company accounts payable of $1,000.

5. Related Party Transactions

In March 2000, the Company and Oberlin Investments, LLC entered into a Management Agreement, whereby the Company pays $8,000 monthly for rent, utilities, technology, human resources and other administrative services and a variable amount each month for management and other services provided to the Company. The total amount paid for management and other services provided to the Company totaled $577,765. Accounts payable at December 31, 2001 includes $8,000 owed to Oberlin Investments, LLC for management services and $19,020 for reimbursement of expenses paid on behalf of the Company.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 at December 31, 2001 and requires that the ratio of aggregate indebtedness to net capital, as defined under the above regulation, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $368,042 and an aggregated indebtedness ratio of 0.28 to 1.

SUPPLEMENTAL INFORMATION

Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2001

Net capital:	
Total stockholder's equity	$459,873
Deductions of nonallowable assets:	
Prepaid expenses	48,231
Deferred federal income taxes	2,000
Investment	41,600
Total deductions	91,831
Net capital	$368,042
Aggregate indebtedness	$105,550
Computation of basic net capital - minimum net capital required	$250,000
Excess net capital	$118,042
Ratio - aggregate indebtedness to net capital	0.28 to 1
Reconciliation with Company's computation (included in	
Part II of Form X-17A-5 as of December 31):	
Net capital as reported in Company's Part II (unaudited)	$364,642
Decrease in income taxes	3,400
Net capital per above	$368,042

Oberlin Financial Corp.

Computation for Determination of
Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Oberlin Financial Corp. claims exemption from rule 15c3-3 pursuant to subparagraph (k)(2)(ii) because the Company does not carry customer accounts as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker.



MIRA+KOLENA

Charles J. Mira, J.D., CPA
Thomas E. Kolena, CPA/ABV

Certified Public Accountants & Consultants

Mira+Kolena, Ltd.
4841 Monroe Street
Suite 350
Toledo, Ohio 43623

419-474-5020
419-474-5072 Fax
mk@mirakolena.com

Member of:
American Institute
of Certified Public
Accountants

Ohio Society of
Certified Public
Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Oberlin Financial Corp.

In planning and performing our audit of the financial statements of Oberlin Financial Corp. for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Oberlin Financial Corp., that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

Toledo, Ohio
January 25, 2002